Mail Stop 4561
via facsimile 011-27-11-403-8854

November 26, 2007

Mr. Eugene van As
Sappi Limited
48 Ameshoff Street
Braamfontein, Johannesburg 2001
Republic of South Africa

> **Re: Sappi Limited**
> **Form 20-F for the year ended October 1, 2006**
> **Filed December 15, 2006**
> **File No. 1-14872**

Dear Mr. van As:

We have reviewed your response letter dated October 29, 2007 and have the following additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 27, 2007. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 20-F FOR THE FISCAL YEAR ENDED OCTOBER 1, 2006

Item 15A – Disclosure Controls and Procedures, page 126

1.   We note your response to our prior comment 6. We continue to believe that your statement that your "chief executive officer and chief financial officer concluded that, as of the Evaluation Date, such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Sappi in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission" may not clearly indicate to your readers if or how you considered whether this information is also accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar

functions, as appropriate to allow timely decisions regarding required disclosure. We continue to believe that your conclusion concerning the effectiveness of your disclosure controls and procedures will be more clearly communicated to your readers by either concluding that disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Sappi in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission <u>and</u> is also accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, or by simply concluding that your disclosure controls and procedures were effective without providing any part of the definition of disclosure controls and procedures.

<u>Item 18 – Financial Statements</u>

<u>Group Cash Flow Statement, page F-5</u>

2.   We note your response to our prior comment 7 and have the following additional comments:

- We read in your response that you are aware that for purposes of US GAAP, the SEC staff takes the view that such cash flows should be classified in operating cash flow because they are thought to relate to employee compensation. We assume from your response that you disagree with this view. If our assumption is correct, please explain to us in more detail why you disagree with this view. In this regard, it appears from your disclosures in Notes 28 and 29 to your financial statements that these defined benefit plans relate to post-employment pension schemes and post-employment plans that provide certain health care and life insurance benefits. Do you not consider these contractual post-employment benefits to be a form of compensation to your employees? If you withdrew these post-employment benefits, would you not need to offer another form of compensation in their place, such as higher salaries, to attract and retain quality employees? Please explain to us how these post-employment benefits differ from compensation.

- We note from your response that the defined benefit plans invest the money they receive from you in bonds and equity. We assume that the defined benefit plans choose to invest the money they receive from you, rather than keeping it in a bank account, because such investments offer a higher rate of return on that money, thereby maximizing the amount of benefits that can be paid from your contributions. We also assume that regardless of whether or how the defined benefit plans invest the money they receive from you, all assets of the defined benefit plans ultimately will be used to pay the defined benefits to your employees. Please confirm our assumptions, or explain this matter to us in more detail. Based on our assumptions, it appears to us that the substance of your payments to the defined benefit plans is to fund the payment of defined benefits to your employees, and it is unclear to us that the fact that there is a timing difference between when you make contributions to the plans and when the plans make payments to your employees, or the fact that the plans take advantage of that timing difference to invest the funds received from you until such time as those funds are needed to pay the benefits, changes the substance of your payments to the defined benefit plans. If you disagree with our view on the substance of your payments to the defined benefit plans, please explain to us in detail why you disagree and what you believe to be the substance of these payments.

Note 2.2.15 – Property, Plant and Equipment, page F-25

3.   We note your response to the second bullet point of our prior comment 10. Given your statement that vehicles, furniture and equipment form an insignificant portion of total plant and equipment, we do not object to your current presentation of classes of property, plant and equipment within Note 10. However, it is unclear to us that your current disclosures communicate to your readers that your vehicle, furniture and equipment are insignificant. In light of your disclosures concerning vehicles, furniture and equipment within Note 2.2.15, please consider clarifying this matter to your readers in future filings.

Note 2.2.19 – Taxation, page F-27

4.   We note your response to the second bullet point of our prior comment 11. We read in your response that you review the net deferred tax position of each tax entity at the balance sheet date, and to the extent that the net position results in an asset, the recoverability of such asset is determined. To the extent that a net deferred tax asset is not recoverable in a particular tax entity, such amount is unrecognized. Please explain to us how this methodology for assessing the recoverability of deferred tax assets complies with IAS 12, particularly in light of the disclosure requirements of paragraph 81(g) of IAS 12, which appear to indicate that the IASB contemplated that you would assess recoverability at a level that would allow you to provide this disclosure. Also tell us what consideration you gave to disclosing in more detail your methodology for assessing the recoverability of deferred tax assets, as it is not clear to us that your accounting policy at the top of page F-28 conveys that you assess this recoverability for the net deferred tax position of each tax entity.

Note 7 – Earnings per Share, page F-49

5.   We note your response to our prior comment 16. Please tell us how you would consider clarifying in future filings the meaning of the weighted average number of shares "in issue" during the year, as this matter may be unclear to your readers in light of your disclosures concerning "issued ordinary shares" in Note 18. Please consider using language similar to that used in IAS 33.

Note 11 – Plantations, page F-52

6.   We note your response to our prior comment 19 and have the following additional comments:

- We read in your response that "directly manage" relates to plantations on land that you either own or lease from third parties. However, we note that you have separately quantified the land that you own and the land that you manage on page F-53. Based on this disclosure on page F-53, it appears that land that you directly manage is different from land that you own. Please explain this matter to us in more detail.

- We read in your response that "indirectly manage" relates to plantations on land held by independent commercial farmers, where you provide technical assistance in the form of advice on the growing and tendering of trees. Please explain to us in more detail your relationship with these independent farmers. In this regard, if your relationship solely consists of providing advice to the farmers, it is unclear to us why disclosure of the standing tons of timber on this land would be relevant to your readers. Alternatively, if your relationship includes other elements, such as the right to cut timber on this land or a contractual or informal agreement that these farmers will sell their cut timber to you, please explain this to us in more detail. If you have agreements to purchase timber from these independent farmers, also tell us what consideration you gave to disclosing these purchase agreements in your Commitments footnote in future filings.

- We continue to believe that brief clarification in future filings of the nature of your directly and indirectly managed land would be useful to your readers, as it would provide context for your disclosures on page F-53 concerning the hectares of plantation and standing tons of timber, particularly as your managed land appears significant compared to your owned land.

Note 12 – Deferred Taxation, page F-53

7.   We note your response to our prior comment 20. Since you indicate that you are disclosing the current and non-current portions of your deferred tax assets in response to paragraph 41 of SFAS 109, and since it remains unclear to us that such disclosures are permitted under IFRS, we believe that a more appropriate

place for this disclosure would be within Note 35. Please address this in future filings.

Note 30 – Share-Based Payment, page F-83

8.   We note your response to our prior comments 29 and 30, and we appreciate your efforts to clarify your stock compensation to your readers. We believe that stock options differ in several fundamental respects from grants of performance shares and other grants of stock, and due to those differences, we believe that certain information may need to be disclosed separately for stock options and grants of stock to assist your readers in understanding your stock compensation. We also note that IFRS 2 and SFAS 123R acknowledge these fundamental differences by requiring different disclosure for stock options than are required for grants of other types of equity instruments. Taken together with the other changes you have committed to make to this footnote, we believe that your investors will best be able to understand your stock compensation if you disclose separately in future filings the assumptions used to value your grants of options and the assumptions used to value your grants of performance shares, which are currently seen in your table at the top of page F-88.

Note 35 – Summary of Differences Between IFRS and US GAAP, page F-101

9.   We note your response to our prior comment 37. Please explain to us in more detail how you accounted for this lease-leaseback transaction under US GAAP and tell us the accounting guidance upon which you are relying. Also help us to better understand the substance of this transaction. For example, do your sub-lease payments to the financial institution equal the financial institutions payments under its promissory notes? Was your lease of the equipment to the financial institution a substantive lease?

Reconciliation of Shareholders' Equity to US GAAP, page F-109

10.   We note your response to our prior comment 40. Please explain to us why the amount of the translation adjustment within other comprehensive income in your response differs from the amount seen in your detail of US GAAP comprehensive loss at the top of page F-110.

FORM 6-K FILED AUGUST 8, 2007

11.   We note your response to our prior comment 44. We read in your response that profit or loss is not specifically defined in IAS 7. We note that the term "profit or loss" is used extensively in IAS 1 and IAS 33, and appears to have the same meaning as "net income" under US GAAP. We also note that the example of the indirect method contained in Appendix A to IAS 7 adjusts profit before taxation

to calculate operating cash flows, and we would not object to this presentation. However, it remains unclear to us that it is appropriate to use operating profit as your measure of profit or loss in calculating your operating cash flows. Please explain to us in more detail how you concluded that it was appropriate to adjust operating profit to calculate your operating cash flows under IAS 7 and IAS 34.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Jennifer Thompson, Staff Accountant, at 202-551-3737, or me at 202-551-3226 if you have questions regarding the above comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant